Exhibit 99.1

For immediate release

PreMD Inc. Retains U.S. Investor Relations Firm

Toronto, Ontario (March 7, 2006) - - PreMD Inc. (TSX: PMD; Amex: PME) today announced that it has retained Rx Communications Group, LLC, a New York-based investor relations firm that specializes in the life science and healthcare industries, to provide the company with strategic investor relations services in the U.S. marketplace.

“Rx Communications has a history of success with small-capitalization companies, offering a wealth of investor relations experience and knowledge of the healthcare and life sciences sectors that will be valuable to PreMD as we continue to build our business,” said Dr. Brent Norton, President and Chief Executive Officer, PreMD Inc. “We look forward to working with Rx to further increase PreMD’s visibility in the U.S. capital markets and successfully extend our relationships with investors, analysts and the financial media.”

About PreMD
PreMD Inc. is a world leader in predictive medicine, dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases. PreMD’s cardiovascular products are branded as PREVU* Skin Sterol Test. The company’s cancer tests include ColorectAlert™, LungAlert™ and a breast cancer test. PreMD’s head office is located in Toronto, and its research and product development facility is at McMaster University in Hamilton, Ontario. For further information, please visit www.premdinc.com. More information about Rx Communications Group, LLC is available at www.RxIR.com.

This press release contains forward-looking statements. These statements involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the successful development or marketing of the Company’s products, the competitiveness of the Company’s products if successfully commercialized, the lack of operating profit and availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, product liability, reliance on third-party manufacturers, the ability of the Company to take advantage of business opportunities, uncertainties related to the regulatory process, and general changes in economic conditions.

In addition, while the Company routinely obtains patents for its products and technology, the protection offered by the Company’s patents and patent applications may be challenged, invalidated or circumvented by our competitors and there can be no guarantee of our ability to obtain or maintain patent protection for our products or product candidates.

Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. PreMD is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

* Trademark
# # #

For more information, please contact:
Sarah Borg-Olivier, Director, Communications, Tel: 416-222-3449 ext. 27, Email: sbolivier@premdinc.com